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Filed Pursuant to Rule 433
Registration Statement No. 333-142926
October 25, 2007

Issuer:	Power Medical Interventions, Inc.
Symbol:	PMII
Exchange:	Nasdaq Global Market
Shares Offered:	3,850,000 shares of Common Stock
Over-Allotment Option:	577,500 shares of Common Stock
Public Offering Price Per Share:	$11.00
Underwriting Discounts and Commissions Per Share:	$0.77
Net Proceeds:
Power Medical Interventions, Inc. will receive net proceeds from this offering of approximately $35.9 million (approximately $41.8 million if the underwriters' over-allotment option is exercised in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by Power Medical Interventions, Inc.
Number of Shares of Common Stock Outstanding After the Offering (based on number of shares outstanding as of September 15, 2007):	16,529,395 (17,106,895 if the underwriters' over-allotment option is exercised in full)
Trade Date:	October 26, 2007
Settlement Date:	October 31, 2007
Underwriters	Jefferies & Company, Inc. Lazard Capital Markets LLC William Blair & Company L.L.C.

To view a filed copy of our current registration statement, click on the following link:
 http://www.sec.gov/Archives/edgar/data/1398090/000104746907007899/a2178514zs-1a.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by either contacting Jefferies & Company, Inc. toll-free at 1-888-449-2342 or by fax at 212-284-2208 or by contacting Lazard Capital Markets LLC by mail at 30 Rockefeller Plaza, New York, New York 10020, Attention: Syndicate Department, 60th Floor, or by phone at 212-632-6717.

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  Filed Pursuant to Rule 433 Registration Statement No. 333-142926 October 25, 2007